SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

WESTPORT FUEL SYSTEMS INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

960908309
(CUSIP Number)

Paul Hong
Cartesian Capital Group, LLC
505 Fifth Avenue, 15th Floor
New York, NY 10017
(212) 461-6363

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to

Kirk A. Radke, Esq.
Robert Rizzo, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

April 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960908309	Page 2 of 14 Pages
1	NAME OF REPORTING PERSON Peter Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,064,516.13*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,064,516.13*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,064,516.13*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.33%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*See Item 5 of this Schedule 13D.

CUSIP No. 960908309	Page 3 of 14 Pages
1	NAME OF REPORTING PERSON Pangaea Two Acquisition Holdings XIV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,565,080.65*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,565,080.65*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,565,080.65*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.06%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. 960908309	Page 4 of 14 Pages
1	NAME OF REPORTING PERSON Pangaea Two, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,565,080.65*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,565,080.65*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,565,080.65*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.06%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*See Item 5 of this Schedule 13D.

CUSIP No. 960908309	Page 5 of 14 Pages
1	NAME OF REPORTING PERSON Pangaea Two GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,064,516.13*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,064,516.13*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,064,516.13*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.33%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*See Item 5 of this Schedule 13D.

CUSIP No. 960908309	Page 6 of 14 Pages
1	NAME OF REPORTING PERSON Pangaea Two Admin GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,064,516.13*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,064,516.13*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,064,516.13*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.33%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. 960908309	Page 7 of 14 Pages
1	NAME OF REPORTING PERSON Cartesian Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,064,516.13*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,064,516.13*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,064,516.13*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.33%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

Item 1.   Security and the Issuer

This Schedule 13D relates to the common stock, no par value (“Common Shares”), of Westport Fuel Systems Inc.(the “Issuer” or the “Company”), having its principal executive offices at Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2.

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 110,011,670 Common Shares outstanding according to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 9, 2016.

Item 2.   Identity and Background

(a)   This Schedule 13D is filed jointly on behalf of (i) Pangaea Two Acquisition Holdings XIV, LLC, a Delaware limited liability company (“XIV”), (ii) Pangaea Two, LP, a Delaware limited partnership (“Pangaea Two”), (iii) Pangaea Two GP, LP, a Delaware limited partnership (“Pangaea Two GP”), (iv) Pangaea Two Admin GP, LLC, a Delaware limited liability company (“Pangaea Two Admin GP”), (v) Cartesian Capital Group, LLC, a Delaware limited liability company (“Cartesian”) and (vi) Peter Yu (together with the XIV, Pangaea Two, Pangaea Two GP, Pangaea Two Admin GP and Cartesian, collectively, the “Reporting Persons”). The Reporting Persons listed in (i) – (v) are hereinafter referred to as the “Pangaea Entities.”  The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 3, 2017, a copy of which is attached hereto as Exhibit 99.1.

Pangaea Two is the sole and managing member of XIV.  Pangaea Two Parallel, LP (“Pangaea Two Parallel”) is the sole and managing member of Pangaea Two Acquisition Holdings Parallel XIV, LLC (“Parallel XIV”).  Pangaea Two GP is the general partner of each of Pangaea Two and Pangaea Two Parallel.  Pangaea Two Admin GP is the general partner of Pangaea Two GP.  Cartesian is the sole and managing member of Pangaea Two Admin GP.  Peter Yu is a managing member (or equivalent thereof) of each of Cartesian, XIV, Pangaea Two, Pangaea Two GP and Pangaea Two Admin GP.  As such, Mr. Yu may be deemed to have an indirect pecuniary interest (for purposes of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) in an indeterminate portion of the securities reported as beneficially owned by the Pangaea Entities.

(b)   The business address of each of the Reporting Persons is c/o Cartesian Capital Group, LLC, 505 Fifth Avenue, 15th Floor, New York, NY 10017.

(c)   The present principal business of each of the Pangaea Entities is that of making private equity and related investments.

(d)   To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the Pangaea entities jurisdiction of incorporation is listed in (a) above.  Peter Yu is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Persons are all affiliates of Cartesian, a private investment firm that makes private equity and related investments. The source of funds is investment capital of the Reporting Persons.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.   Purpose of Transaction.

The interests held by the Reporting Persons were acquired pursuant to the closing of the transactions on June 1, 2016 contemplated by that certain Investment Agreement (as amended, the “Investment Agreement”), dated as of January 11, 2016 by and among Westport Innovations Inc. and Pangaea Two Management, LP, XIV and Parallel XIV.  On June 1, 2016, the Issuer issued (i) to XIV a $12,076,225.00 aggregate principal amount Convertible Promissory Note ("Note 1") and (ii) to Parallel XIV a $5,423,775.00 aggregate principal amount Convertible Promissory Note ("Note 2"). Each of Note 1 and Note 2 are convertible, as a whole or in part, at any time between June 1, 2017 and June 2, 2021 into the number Common Shares equal to dividing the then-outstanding amount under Note 1 or Note 2, as applicable, by $2.17, subject to customary anti-dilution adjustments.

Each of the Pangaea Entities acquired the interests in Note 1 and Note 2, as applicable, held by it for investment purposes.  The Pangaea Entities also intend to participate in and influence the affairs of the Issuer through exercise of their rights to appoint a director to the Issuer’s Board of Directors (pursuant to the Investment Agreement) and through their voting rights with respect to their Common Shares (which may be issued if Cartesian elects to convert either or both of Note 1 and Note 2).  Pursuant to the Investment Agreement, on June 1, 2016, Peter Yu, as a Cartesian designee, became a director of the Issuer.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws, regulations and trading policies. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein (and after giving effect to the transaction), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a), (b) The following disclosure assumes there are 110,011,670 Common Shares outstanding according to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 9, 2016.

The Reporting Persons, collectively, beneficially own in the aggregate 8,064,516.13 Common Shares (issuable in respect of the conversion of Note 1 and Note 2), comprised of 5,565,080.65 Common Shares (issuable in respect of the conversion of Note 1) held directly by XIV and 2,499,435.48 Common Shares held directly by Parallel XIV (issuable in respect of the conversion of Note 2).  Collectively, the Reporting Persons beneficially own 7.3306% of the total outstanding Common Shares.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act:  (i) in its capacity as holder of Note 1, XIV may be deemed to beneficially own an aggregate of 8,064,516.13 Common Shares, representing approximately 5.06% of the Common Shares outstanding; (ii) in its capacity as sole and managing member of XIV, Pangaea Two may be deemed to beneficially own an aggregate of 8,064,516.13 Common Shares, representing approximately 5.06% of the Common Shares outstanding; (iii) in its capacity as general partner of Pangaea Two and Pangaea Two Parallel, Pangaea Two GP may be deemed to beneficially own an aggregate of 8,064,516.13 Common Shares, representing approximately 7.33% of the Common Shares outstanding; (iv) in its capacity as general partner of Pangaea Two GP, Pangaea Two Admin GP may be deemed to beneficially own an aggregate of 8,064,516.13 Common Shares, representing approximately 7.33% of the Common Shares outstanding; (v) in its capacity as controlling owner of Pangaea Two Admin GP, Cartesian may be deemed to beneficially own an aggregate of 8,064,516.13 Common Shares, representing approximately 7.33% of the Common Shares outstanding.

Mr. Yu may be deemed to beneficially own and share the power to vote and dispose of the 8,064,516.13 Common Shares held directly by XIV and Parallel XIV by virtue of being a managing member (or equivalent thereof) of each of Cartesian, Pangaea Two, Pangaea Two GP and Pangaea Two Admin GP.

Each of Pangaea Two, Pangaea Two GP, Pangaea Two Admin GP, Cartesian and Mr. Yu disclaim beneficial ownership of all of the Common Shares held by XIV.  Each of Pangaea Two Parallel, Pangaea Two GP, Pangaea Two Admin GP, Cartesian and Mr. Yu disclaim beneficial ownership of all of the Common Shares held by Parallel XIV.

The individual members, managers and executive officers of Cartesian also disclaim beneficial ownership of the Common Shares that are, or may be deemed to be, beneficially owned by the Pangaea Entities.  This report shall not be construed as an admission that such persons are the beneficial owners of Common Shares for any purpose.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Common Shares during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A Joint Filing Agreement, dated April 3, 2017, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of XIV and Parallel XIV are party to the Investment Agreement.  The disclosure in Item 4 is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits.

1.   Exhibit 99.1 – Joint Filing Agreement of Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2017	PANGAEA TWO ACQUISITION HOLDINGS XIV, LLC

By: Pangaea Two, LP, its Managing Member
By: Pangaea Two GP, LP, its general partner
By: Pangaea Two Admin GP, LLC, its general partner

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

Dated: April 3, 2017	PANGAEA TWO, LP

By: Pangaea Two GP, LP, its general partner
By: Pangaea Two Admin GP, LLC, its general partner

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

Dated: April 3, 2017	PANGAEA TWO GP, LP
By: Pangaea Two Admin GP, LLC, its general partner

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

Dated: April 3, 2017	PANGAEA TWO ADMIN GP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

Dated: April 3, 2017	CARTESIAN CAPITAL GROUP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Managing Member

[Signature Page to Schedule 13D]

Dated: April 3, 2017	PETER YU

By: /s/ Peter Yu

[Signature Page to Schedule 13D]

SCHEDULE I
The name, business address, present principal occupation or employment and citizenship of each of the executive officers (or equivalent thereof) of Cartesian Capital Group, LLC are set forth below.  Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by Cartesian Capital Group, LLC).

Name	Position with Cartesian Capital Group, LLC	Business Address	Citizenship
Peter Yu	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States
Thomas Armstrong	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States
William Jarosz	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States
Paul Pizzani	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States